One Atlantic Center

1201 West Peachtree Street

Atlanta, GA  30309-3424

404-881-7000

Fax: 404-253-8384

www.alston.com

Lesley H. Solomon	Direct Dial: 404-881-7364	Email: lesley.solomon@alston.com

July 18, 2014

VIA EDGAR

Mr. Michael Clampitt

Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:                             Southside Bancshares, Inc.

Registration Statement on Form S-4

Filed June 16, 2014

File No. 333-196817

Dear Mr. Clampitt:

This letter sets forth the responses of our client, Southside Bancshares, Inc. (“Company”), to the comments made by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter dated July 10, 2014 regarding the Company’s registration statement on Form S-4 (the “Registration Statement”), filed with the Commission on June 16, 2014.

For your convenience, we have repeated each comment of the Staff in bold face type exactly as given in the comment letter and set forth below such comment is our response.  All references to page numbers in the Company’s responses are to the pages in the marked version of the joint proxy statement/prospectus (the “Prospectus”) included in Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Joint Proxy Statement/Prospectus Cover Page

1.              Disclose the percentage of the combined company to be held by OmniAmerican shareholders following the merger.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Prospectus to disclose the percentage of the combined company to be held by OmniAmerican Bancorp, Inc. (“OmniAmerican”) stockholders following the first merger.

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Washington, D.C.

Summary

The Mergers

The Merger Consideration, page 10

2.              Please provide a tabular presentation of the dollar value of the merger consideration per share of OmniAmerican stock on the date prior to announcement and as of the most recent practicable date.

In response to the Staff’s comment, the Company has revised the disclosure on page 10 of the Prospectus to add a tabular presentation of the dollar value of the merger consideration per share of OmniAmerican common stock on the date prior to announcement and as of the most recent practicable date.

3.              Disclose here, or in another appropriate place in the summary, how Southside will fund the cash portion of the merger consideration.

In response to the Staff’s comment, the Company has revised the disclosure on page 10 of the Prospectus to add a statement regarding the source of the cash portion of the merger consideration.

Interests of OmniAmerican’s Directors and Executive Officers in the Mergers, page 13

4.              Please expand the first two bullets point to quantify the aggregate amount to be paid.  In the third bullet, quantify the total aggregate severance amounts.

In response to the Staff’s comment, the Company has revised the disclosure on page 13 of the Prospectus to quantify the aggregate amounts to be paid as a result of the accelerated vesting of the equity awards, the aggregate amount of the retention bonuses and the aggregate amount of the potential severance payments.

Federal Income Tax Considerations, page 16

5.              Please revise this section and the subheading to state that tax counsel opined that the mergers will be treated as a Section 368(a) reorganization and that the stock merger consideration will be tax free to shareholders.  In addition, state that you filed the opinions as exhibits to the registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on page 16 of the Prospectus to state that tax counsel to the Company and OmniAmerican have opined that the first merger and the second merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and therefore that OmniAmerican stockholders will not recognize gain or loss with respect to the receipt of the stock consideration.  In addition, the

Company has revised the disclosure on page [16] of the Prospectus to state that the tax opinions have been filed.

The Mergers, page 48

6.              Please provide the staff with all opinions, reports or other presentations provided by the financial experts to the relevant companies.

In response to the Staff’s comment, the board books prepared by Keefe Bruyette & Woods, Inc. (“KBW”), as the Company’s financial advisor, and by Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”), as OmniAmerican’s financial advisor, in connection with the approval of the transaction on April 28, 2014 by the boards of directors of each of the Company and OmniAmerican, are being provided to the Staff under separate cover.

These materials are being provided to the Staff pursuant to Rule 418 under the Securities Act.  In accordance with Rule 418, the Company is requesting that these materials be returned promptly following completion of the Staff’s review thereof. In addition, due to their sensitive commercial and financial nature, the Company will be requesting confidential treatment for these materials under the Freedom of Information Act, as amended, in accordance with 17 C.F.R. §200.83(b).

7.              Please revise the registration statement to disclose all material non-public information provided by Southside to OmniAmerican or its financial advisor or by OmniAmerican to Southside or its financial advisor.

The Company respectfully advises the Staff that, other than the information currently disclosed in the Registration Statement, no material non-public information was provided by the Company to OmniAmerican or its financial advisor or by OmniAmerican to the Company or its financial advisor that was considered by the board of directors of either company in connection with its approval of the transaction or that was relied upon by either company’s financial advisor in connection with rendering its fairness opinion.

The Company provided OmniAmerican and its financial advisor with first quarter 2014 financial results prior to public disclosure, and OmniAmerican provided the Company and its financial advisor with first quarter 2014 financial results prior to public disclosure.  Such financial results were subsequently disclosed to the public pursuant to the Company’s Quarterly Report on Form 10-Q, as filed with the Commission on May 9, 2014, and OmniAmerican’s Quarterly Report on Form 10-Q, as filed with the Commission on May 2, 2014, both of which are incorporated by reference into the Registration Statement.  In addition, each of the Company’s and OmniAmerican’s first quarter 2014 financial results is set forth in the “Selected Historical Financial Information of Southside” and “Selected Historical Financial Information of OmniAmerican” sections of the Prospectus, respectively.

In addition, the Company provided OmniAmerican with its 2014 budget and OmniAmerican provided the Company with its 2014 budget; however, neither board of directors considered the budget provided by the other company in connection its approval of the transaction.  Further, the Company’s financial advisor and OmniAmerican’s financial advisor did not rely on the 2014 budgets but instead relied on 2014 and 2015 consensus “street estimates” for both the Company and OmniAmerican, as well as assumed long term growth rates based thereon, which are disclosed in the Prospectus, in order to analyze the transaction and render their fairness opinions.

Background of the Mergers, page 48

8.              Please revise the second full paragraph on page 53 to disclose which party requested the accelerated vesting and payouts for the options, restricted stock, and the bonus awards.

In response to the Staff’s comment, the Company has revised the disclosure on page 54 of the Prospectus to disclose that the initial draft of the merger agreement, as prepared by the Company and its counsel, provided for the accelerated vesting and payout for OmniAmerican options and restricted stock.

Opinion of Southside’s Financial Advisor, page 61

9.              Please expand the compensation disclosure on page 72 to disclose the aggregate compensation received by KBW in the past two years for all services.  Please refer to Section 1015(b)(4) of Regulation M-A.

The Company respectfully submits that, other than as described in the Prospectus, no material relationship exists or has existed in the past two years between KBW and either the Company or OmniAmerican, and therefore, no compensation is required to be disclosed pursuant to Section 1015(b)(4) of Regulation M-A.  Further, although KBW has received some compensation for unrelated non-investment banking services from each of the parties in past two years, the amounts of such compensation were not material to either party or KBW.

Opinion of OmniAmerican’s Financial Advisor, page 72

10.       Please expand the compensation disclosure on page 84 to disclose the aggregate compensation received by Sandler in the past two years for all services.  Please refer to Section 1015(b)(4) of Regulation M-A.

The Company respectfully submits that, other than as described in the Prospectus, no material relationship exists or has existed in the past two years between Sandler O’Neill and either the Company or OmniAmerican, and therefore, no compensation is required to be disclosed pursuant to Section 1015(b)(4) of Regulation M-A.  Further, although Sandler O’Neill has received some compensation for unrelated non-investment banking services from each of the parties in past two years, the amounts of such compensation were not material to either party or Sandler O’Neill.

Employment Agreements with Southside, page 88

11.       Please revise to disclose if the employment agreements provide for increases in the salaries and total compensation of the affected employees.

In response to the Staff’s comment, the Company has revised the disclosure on pages 89 and 90 of the Prospectus to disclose the impact of the employment agreements on the salaries and total compensation of the affected employees.

Unaudited Pro Forma Condensed Combined Financial Information

Note 4.  Preliminary Unaudited Pro Forma and Acquisition Accounting Adjustments, page F-11

12.       We note from your pro forma adjustments A and B on page F-12 that you are funding the cash portion of the merger in part through the sale of AFS securities resulting in a $126.25 million increase in cash.  Please amend your pro forma disclosures, including the introductory paragraphs and notes to the pro forma financial statements, and other relevant sections of your filing to provide enhanced and prominent disclosure of your planned sale of AFS securities.

In response to the Staff’s comment, the Company has revised the pro forma disclosures, including the introductory paragraphs and notes thereto, to provide enhanced and prominent disclosure regarding the Company’s planned sale of AFS securities to fund the cash portion of the merger consideration.

13.       Please amend your income statement pro forma footnote disclosures on page F-14 and other relevant sections of your pro forma financial statements to disclose the expected useful lives or amortization periods of significant assets and liabilities to be acquired.

In response to the Staff’s comment, the Company has revised the income statement pro forma footnote disclosure on page F-14 of the Prospectus to disclose the expected useful lives or amortization periods of significant assets and liabilities to be acquired.

14.       Please tell us and amend your filing to explain the reasons for pro forma adjustment S to reflect changes to loan loss provisions totaling $500 thousand and $2 million for the three-months ended March 31, 2014 and fiscal year ended December 31, 2013, respectively.  Additionally, please tell us how this adjustment is directly attributable to the transaction, expected to have a continuing impact, and factually supportable pursuant to Rule 11-02 (b)(6) of Regulation S-X.

In response to the Staff’s comment, the Company has removed from the pro forma income statement adjustment “S,” which had reflected changes to loan loss provisions totaling $500,000 and $2.0 million for the three months ended March 31, 2014 and fiscal year ended December 31, 2013, respectively.  While the Company’s estimates indicate a reduction in loan loss provision for two years following the mergers due to the purchase accounting fair value adjustments of the OmniAmerican loan portfolio and the elimination of the OmniAmerican allowance for loan loss, subsequent to that period, the Company is uncertain of the duration of the impact of the purchase accounting fair value adjustments and elimination of loan loss provision and we therefore concluded to remove the pro forma adjustment.

Exhibits

15.       Please provide all exhibits, including the opinions, with your next amendment to facilitate the staff’s review.

In response to the Staff’s comment, all previously omitted exhibits (or forms thereof) have been filed with as exhibits to Amendment No. 1, including executed copies of the legality opinion and the tax opinions.

Thank you for your consideration of the Company’s responses to the Staff’s comments.  We appreciate your review and assistance.  If you have any questions regarding this response, please do not hesitate to call me at 404-881-7364.

Sincerely,

/s/ Lesley H. Solomon

Lesley H. Solomon

cc:	Mr. Sam Dawson, Southside Bancshares, Inc. Mr. Tim Carter, OmniAmerican Bancorp, Inc. Mr. David E. Brown, Jr., Alston & Bird LLP Mr. Brian D. Barnard, Haynes and Boone LLP